MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Esperanza Resources Corp. (the “Company”)

Suite 1400, 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

Item 2

Date of Material Change

September 11, 2012

Item 3

News Release

A news release with respect to the material change referred to in this report was issued by the Company through Marketwire on September 11, 2012.

Item 4

Summary of Material Change

The Company announced an updated and increased gold and silver resource at the Company’s wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

Item 5

Full Description of Material Change

Item 5.1

Full Description of Material Change

The Company announced an updated and increased gold and silver resource at the Company’s wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

Highlights included:

•

Measured and indicated (“M&I”) gold resources of 1.47 million ounces, an increase of 61% from the September 2010 resource.

•

M&I gold grade of 0.91 grams per tonne (“gpt”), an increase of 10% from the September 2010 resource.

•

M&I tonnes of 50.34 million tonnes, an increase of 46% from the September 2010 resource.

•

M&I silver resources increased to 16.01 million ounces.

•

An additional 7.97 million tonnes containing 0.17 million gold ounces and 2.79 million silver ounces are classified as inferred resources.

•

The deposit remains fully oxidized and mineralization is open in several directions.

•

The updated resource contains significantly more tonnes at a higher average grade than the September 2010 resource that was used as the basis of the September 2011 Cerro Jumil Preliminary Economic Assessment (“PEA”).

Cerro Jumil Project – Resource Estimate, June 30, 2012(1)

	Tonnes (million)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (million)	Silver Ounces (million)
Measured	30.36	0.97	9.63	0.94	9.40
Indicated	19.98	0.82	10.30	0.53	6.61
Measured and Indicated	50.34	0.91	9.89	1.47	16.01

Inferred	7.97	0.66	10.90	0.17	2.79

(1)

Resources have been estimated as of June 30, 2012 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. The resource estimate was independently prepared by Riaan Herman Pr.Sci.Nat. of RHC Consulting. Riaan Herman is the Qualified Person as defined in NI 43-101 for this mineral resource estimate. The June 30, 2012 resource is presented at a cut-off grade of 0.3 grams per tonne gold-equivalent using assumed metal prices of $1,200 per gold ounce and $22.50 per silver ounce and having regard for metallurgical recoveries. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The updated resource incorporates all drilling undertaken at Cerro Jumil to the end of June 2012. It provides an update to the resource estimate announced in September 2010 that was used as the basis for the September 2011 PEA. The new resource estimate will form the basis for initial open-pit mine planning and reserve definition and will be incorporated into the feasibility study for Cerro Jumil that is currently in progress.

Over 22,000 metres of additional drilling subsequent to the September 2010 resource estimate has increased both the size and quality of the gold and silver resource at Cerro Jumil. Infill drilling has increased the confidence levels in the overall resource, improved the understanding and definition of the mineralization and confirmed overall higher gold and silver grades. Further, step-out drilling has expanded the area of mineralization and has contributed additional tonnes and ounces to the updated resource estimate.

The new resource is reported at a cut-off grade of 0.3 gold-equivalent gpt and contains 50.34 million tonnes grading 0.91 gpt gold and 9.89 gpt silver in the measured and indicated category. There is an additional 7.97 million tonnes grading 0.66 gpt gold and 10.90 gpt silver in the inferred category. Metal prices used in the estimation are $1,200 per gold ounce and $22.50 per silver ounce. Complete tables of all resource categories at varying cut-off grades are attached to this news release.

As a result of additional drilling, the north-west silver dominant zone located adjacent to and overlapping the primary gold mineralized zone, has been incorporated into the updated Cerro Jumil resource estimate and will be included in the future open-pit mine plan and mine reserves. This higher grade silver resource was previously reported independent of the primary Cerro Jumil resource and was not included in the mine plan or economic analysis contemplated in the September 2011 PEA.

The updated resource was estimated based on the following:

•

64,809 total metres of drilling in 362 drill holes, including 22,822 metres in 121 core holes and 41,987 metres in 241 reverse circulation holes;

•

Independent checks and assessment of the drilling data, quality assurance and control results and geologic interpretation of the gold and silver mineralized and skarn altered zones;

•

A three-dimensional geologically constrained grade block model;

•

Drill hole defined grade continuity verified through variogram analysis;

•

Assay grades capped at 6.5 gpt gold and 70 gpt silver, if greater than these values; and

•

Gold and silver grade estimation by ordinary kriging.

Quality Control and Assurance

All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 gram nominal sample weight. Silver was analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES).

The independent resource estimate complies with National Instrument 43-101 (“NI 43-101”) and Canadian Institute of Mining guidelines for reporting mineral resources.  Riaan E. Herman Pr.Sci.Nat., a Qualified Person as defined by NI 43-101 and an independent consultant, is responsible for the updated Cerro Jumil mineral resource estimate.

William Bond, M.Sc., Geol. is the Qualified Person under NI 43-101 for the Company and is responsible for the contents of this material change report.

The September 2011 PEA is available at www.epzresources.com.

Measured Resources, June 2012

Cut-off Grade (gpt)	Tonnes (million)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (million)	Silver Ounces (million)
1.0	14.19	1.44	10.19	0.66	4.65
0.5	25.53	1.09	9.82	0.89	8.06
0.3	30.36	0.97	9.63	0.94	9.40
0.2	32.25	0.92	9.50	0.95	9.85
0.1	36.25	0.83	9.04	0.96	10.53

Indicated Resources, June 2012

Cut-off Grade (gpt)	Tonnes (million)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (million)	Silver Ounces (million)
1.0	6.63	1.46	10.33	0.31	2.20
0.5	14.95	0.99	10.82	0.48	5.20
0.3	19.98	0.82	10.30	0.53	6.61
0.2	23.25	0.73	10.27	0.54	7.68
0.1	32.36	0.54	9.12	0.56	9.49

Measured and Indicated Resources, June 2012

Cut-off Grade (gpt)	Tonnes (million)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (million)	Silver Ounces (million)
1.0	20.82	1.45	10.23	0.97	6.85
0.5	40.48	1.05	10.19	1.37	13.26
0.3	50.34	0.91	9.89	1.47	16.01
0.2	55.49	0.84	9.82	1.50	17.53
0.1	68.62	0.69	9.08	1.53	20.02

Inferred Resources, June 2012

Cut-off Grade (gpt)	Tonnes (million)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (million)	Silver Ounces (million)
1.0	1.81	1.43	12.99	0.08	0.76
0.5	4.88	0.90	11.13	0.14	1.74
0.3	7.97	0.66	10.90	0.17	2.79
0.2	12.24	0.48	11.27	0.19	4.44
0.1	29.81	0.24	8.53	0.23	8.17

Some numbers may not sum due to rounding.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information contact Greg Smith, Chief Executive Officer, at (604) 336-8190.

Item 9

Date of Report

DATED as of this 12th day of September, 2012.